l:\secfiles\10-Q\1995\3rdqtr954\exhib99a.doc 6
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                                                              EXHIBIT 99(a)
                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS

----------------------------------------------------------------------------

                          Consolidated Statements of Income
                       (in millions except per share amounts)

                                                          Nine Months Ended
                                         Third Quarter      September 30,
                                       -----------------  ------------------
                                        1995      1994      1995      1994
                                       -----------------  ------------------

Revenues
  Systems and other contracts
    GM and affiliates                   $965.9    $879.5  $2,846.4  $2,577.4
    Outside customers                  2,107.8   1,643.3   5,953.7   4,472.1
  Interest and other income               35.4      42.1      56.1      88.7
                                       -------   -------   -------   -------
      Total revenues                   3,109.1   2,564.9   8,856.2   7,138.2
                                       -------   -------   -------   -------

Costs and expenses
  Cost of revenues                     2,386.1   1,920.7   6,857.4   5,356.7
  Selling, general, and administrative   307.0     288.8     872.4     829.1
  Interest                                32.0      17.3      80.4      37.8
                                       -------   -------   -------   -------
      Total costs and expenses         2,725.1   2,226.8   7,810.2   6,223.6
                                       -------   -------   -------   -------

Income before income taxes               384.0     338.1   1,046.0     914.6
Provision for income taxes               138.3     121.7     376.6     329.2
                                       -------   -------   -------   -------
Separate Consolidated Net Income        $245.7    $216.4    $669.4    $585.4
                                       =======   =======   =======   =======

Available Separate Consolidated Net
  Income (Note 1)
Average number of shares of GM
  Class E common stock outstanding
  (Numerator)                            438.8     261.2     393.0     259.7
Class E dividend base
  (Denominator)                          483.7     481.7     483.3     481.6

Available Separate Consolidated
  Net Income                            $222.9    $117.3    $551.1    $315.9
                                         =====     =====     =====     =====


Earnings Attributable to GM Class E
  Common Stock on a Per Share Basis
  (Note 1)                               $0.51     $0.45     $1.40     $1.22
                                          ====      ====      ====      ====



See accompanying note to consolidated financial statements.








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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheets
                                    (in millions)

                                                  September 30,  December 31,
                                                       1995          1994
                                                  ---------------------------

                                       ASSETS
Current assets
  Cash and cash equivalents                            $580.8        $608.2
  Marketable securities                                  95.8         149.6
  Accounts receivable                                 2,571.0       2,082.1
  Accounts receivable from GM and affiliates            231.4          65.4
  Inventories                                           213.6         137.8
  Prepaids and other                                    390.5         311.0
                                                     --------       -------
      Total current assets                            4,083.1       3,354.1
                                                     --------       -------
Property and equipment, at cost less accumulated
  depreciation of $3,097.7 at September 30, 1995
  and $2,680.9 at December 31, 1994
    Land                                                128.0         125.3
    Buildings and facilities                            537.0         559.2
    Computer equipment                                2,154.2       1,871.0
    Other equipment and furniture                       258.8         201.1
                                                     --------       -------
      Total property and equipment, net               3,078.0       2,756.6
                                                     --------       -------
Operating and other assets
  Land held for development, at cost                     98.4          97.4
  Investment in leases and other                      1,488.4       1,308.8
  Software, goodwill, and other intangibles, net      1,518.0       1,269.6
                                                     --------       -------
      Total operating and other assets                3,104.8       2,675.8
                                                     --------       -------
Total Assets                                        $10,265.9      $8,786.5
                                                     ========       =======




                        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable                                     $498.7        $571.1
  Accrued liabilities                                 1,471.0       1,451.0
  Deferred revenue                                      583.1         536.7
  Income taxes                                          168.9         111.0
  Notes payable                                         258.3         203.4
                                                     --------       -------
      Total current liabilities                       2,980.0       2,873.2
                                                     --------       -------
Deferred income taxes                                   637.5         659.8
                                                     --------       -------
Notes payable                                         1,877.4       1,021.0
                                                     --------       -------
Stockholder's equity
  Common stock, without par value; authorized
    1,000.0 shares.  Issued and outstanding 483.7
    shares at September 30, 1995 and 481.7 shares
    at December 31, 1994                                516.9         455.1
  Retained earnings                                   4,254.1       3,777.4
                                                      -------       -------
      Total stockholder's equity                      4,771.0       4,232.5
                                                      -------       -------
Total Liabilities and Stockholder's Equity          $10,265.9      $8,786.5
                                                     ========       =======


See accompanying note to consolidated financial statements.



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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        Consolidated Statements of Cash Flows
                                    (in millions)

                                                            Nine Months Ended
                                             Third Quarter    September 30,
                                            --------------- -----------------
                                            1995     1994     1995      1994
                                            --------------- -----------------


Cash Flows from Operating Activities
  Net income                              $245.7  $216.4    $669.4     $585.4
                                           -----    -----    ------     -----
  Adjustments to reconcile net income
    to net cash provided by operating
    activities (net of effects of
    acquired companies)
      Depreciation and amortization        269.1   152.2     797.3      485.4
      Accretion of discount related
        to commercial paper                 12.1     9.9      42.7       19.8
      Increase in accounts receivable     (184.9) (269.5)   (349.6)    (332.5)
      Increase in accounts receivable
        from GM and affiliates             (33.4) (124.1)   (164.6)     (33.4)
      Increase in inventories              (47.1)  (14.2)    (75.8)     (54.5)
      (Increase) decrease in prepaids
        and other                          (14.1)    3.0     (55.3)     (55.7)
      Increase (decrease) in accounts
        payable and accrued liabilities     (4.3)  123.2    (280.2)     140.2
      Increase (decrease) in deferred
        revenue                            (29.5)   23.9      35.7       26.3
      Increase (decrease) in income taxes   49.6   112.6      58.2       (2.6)
      Increase (decrease) in deferred
        income taxes                         5.0   (64.3)    (21.4)      15.3
                                            -----   -----   -------     -----
        Total adjustments                   22.5   (47.3)    (13.0)     208.3
                                            -----   -----   -------     -----
  Net cash provided by operating activities268.2   169.1     656.4      793.7
                                            -----   -----   -------     -----


Cash Flows from Investing Activities
  Payments for purchase of
    available-for-sale securities          (25.8)  (98.7)    (73.6)    (220.7)
  Proceeds from sale of
    available-for-sale securities           38.6    84.8     149.8      199.2
  Payments related to land held for
    development                             (0.1)   (1.6)     (1.0)      (3.0)
  Payments for investment in leases
    and certain other assets               (94.6)  (94.4)   (355.7)    (404.5)
  Proceeds from investment in leases
    and certain other assets                80.8   155.5     231.8      301.8
  Payments for purchase of software
    and certain other intangibles          (24.3)   16.4     (98.5)     (23.5)
  Payments for purchase of property and
    equipment                             (254.1) (358.1)   (869.2)    (785.4)
  Payments related to acquisitions,
    net of cash acquired                  (261.7)  (21.9)   (388.8)     (70.5)
                                            -----   -----   -------   -------
  Net cash used in investing activities  ($541.2)($318.0)($1,405.2) ($1,006.6)
                                           ------  ------  --------  --------

Certain 1994 amounts were reclassified to conform with 1995 classifications.

See accompanying note to consolidated financial statements.




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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                  Consolidated Statements of Cash Flows - Concluded
                                    (in millions)


                                                            Nine Months Ended
                                             Third Quarter    September 30,
                                            --------------- -----------------
                                             1995     1994    1995      1994
                                            --------------- -----------------

Cash Flows from Financing Activities
  Net increase (decrease) in current
    notes payable with maturities less
    than 90 days                            ($41.5)   $10.1       $-   ($90.9)
  Payments on notes payable                 (287.3)   (84.7)  (718.7)  (138.8)
  Proceeds from notes payable                645.2     47.0  1,569.0    527.2
  Proceeds from issuance of common stock       5.7      0.6     61.8     33.6
  Cash dividends paid to GM                  (62.8)   (57.8)  (188.3)  (173.3)
                                             -----    -----    -----    -----
  Net cash provided by (used in)
    financing activities                     259.3    (84.8)   723.8    157.8
                                             -----    -----    -----    -----

Effect of Exchange Rate Changes on Cash and
  Cash Equivalents                            (5.7)    14.1     (2.4)    26.5
                                             -----    -----    -----    -----

Net Decrease in Cash and Cash
  Equivalents                                (19.4)  (219.6)   (27.4)   (28.6)

Cash and Cash Equivalents at Beginning
  of Period                                  600.2    574.4    608.2    383.4
                                             -----    -----    -----    -----

Cash and Cash Equivalents at End of Period  $580.8   $354.8   $580.8   $354.8
                                             =====    =====    =====    =====

See accompanying note to consolidated financial statements.

                      Note to Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1994 Annual Report to the SEC on Form 10-K.

Note 1.
  The consolidated financial statements of EDS do not reflect the purchase accounting adjustments arising as a result of the acquisition of EDS by GM.

  Earnings Attributable to GM Class E Common Stock on a Per Share Basis have been determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock. Holders of GM Class E common stock have no direct rights in the equity or assets of EDS, but rather have rights in the equity and assets of GM (which includes 100% of the stock of EDS). Dividends on the GM Class E common stock are declared out of the Available Separate Consolidated Net Income of EDS earned since the acquisition of EDS by GM. The Available Separate Consolidated Net Income of EDS is

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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                Note to Consolidated Financial Statements - Concluded

determined quarterly and is equal to the separate consolidated net income of EDS, excluding the effects of purchase accounting adjustments arising from the acquisition of EDS, multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was 483.7 million during the third quarter of 1995. The comparable denominator for the third quarter of 1994 was 481.7 million.

  On March 13, 1995, GM contributed 173,163,187 shares of GM Class E common stock to its hourly pension plan. This contribution increased the weighted average shares outstanding during the third quarter and nine months ended September 30, 1995.

  The denominator used in determining the Available Separate Consolidated Net Income of EDS is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class E common stock and to reflect certain transfers of capital to or from EDS. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In 1994 and 1988, EDS initiated programs to repurchase
9.5 million and 11.0 million shares, respectively of GM Class E common stock in order to meet certain future requirements of EDS' employee benefit plans. The GM Board has generally caused the denominator used in calculating the Available Separate Consolidated Net Income of EDS to decrease as shares are purchased and to increase as shares are used for the employee benefit plans.


                                     * * * * *


                        Management's Discussion and Analysis

Result of Operations
---------------------

  During the third quarter, EDS achieved continued double-digit earnings and revenue growth, marking the 18th consecutive quarter of double-digit earnings growth and the 32nd quarter in a row in which EDS' revenues have increased over the corresponding quarter of the year before.

  REVENUES. Total revenues (including interest and other income) for the quarter ended September 30, 1995 rose $544.2 million, or 21.2%, over the corresponding quarter in 1994 to $3,109.1 million. Total revenues for the nine months ended September 30, 1995 increased $1,718.0 million, or 24.1%, to $8,856.2 million compared with $7,138.2 million for the corresponding period in 1994. Base revenues (revenues not attributable to General Motors and its affiliates) for the quarter ended September 30, 1995 rose 27.2% to $2,143.2 million compared to $1,685.4 million for the same period in 1994. Base revenues for the nine months ended September 30, 1995 increased 31.8% to $6,009.8 million compared with $4,560.8 million for the same period in 1994.

  Base revenues comprised 69% and 68% of total revenues for the three and nine month periods ended September 30, 1995, respectively. For the three and nine month periods ended September 30, 1994, base revenues were 66% and 64% of total revenues, respectively. While it is anticipated that General Motors will continue to contribute a significant portion of total systems and other contracts revenues, EDS expects the percentage of revenues from GM and its affiliates to continue to decline as base revenues continue to increase.

  COSTS AND EXPENSES. Cost of revenues as a percentage of systems and other contracts revenues increased slightly to 78% for both the three and nine months ended September 30, 1995, compared with 76% for both the three and nine

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

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

months ended September 30, 1994. However, selling, general, and administrative expenses as a percentage of systems and other contracts revenues decreased slightly from 11% and 12% in the three and nine months ended September 30, 1994, respectively, to 10% for both of the corresponding periods in 1995

  NET INCOME. For the three and nine month periods ended September 30, 1995, EDS' separate consolidated net income increased 13.5% to $245.7 million and 14.3% to $669.4 million, respectively, when compared to net income of $216.4 million and $585.4 million for the respective periods of last year. Earnings per share of GM Class E common stock rose from $0.45 to $0.51, or 13.3% for the third quarter of 1995 compared to the third quarter of 1994. Year-to-date earnings per share increased from $1.22 to $1.40, or 14.8% over 1994. Return on assets decreased to 9.9% for the twelve-month period ending September 30, 1995, compared with 10.6% for the corresponding period in 1994. Return on stockholder's equity remained relatively constant at 21% for the twelve-month periods ended September 30, 1995 and 1994. EDS' effective tax rate also remained constant at 36% for the nine months ended September 30, 1995 and 1994.

Liquidity and Capital Resources
-------------------------------

  EDS' liquidity and capital structure changed during 1995 to reflect the steady growth in significant customer relationships established in recent years. As a result, working capital increased from $480.9 million at December 31, 1994, to $1,103.1 million at September 30, 1995. The 1995 increase was primarily in the areas of accounts receivable, inventories, and prepaids and other, as well as decreases in accounts payable.

  EDS' current ratio increased to 1.4-to-1 at September 30, 1995, up from 1.2-to-1 at December 31, 1994. The ratio of noncurrent debt-to-capital was 28% at September 30, 1995, compared with 19% at December 31, 1994. EDS' capital at September 30, 1995 consisted of $1,877.4 million in noncurrent notes payable and $4,771.0 million in stockholder's equity (GM's equity in its indirectly wholly owned subsidiary, EDS). Total debt was $2,135.7 million at September 30, 1995, which consisted of long and short-term notes payable. This compared with total debt of $1,224.4 million at December 31, 1994. At September 30, 1995, EDS had unused uncommitted short-term lines of credit totaling $623.0 million and unused committed lines of credit of $1,815.5 million. On October 5, 1995, EDS increased its unused committed lines of credit to $2,500.0 million. The total debt-to-capital ratio (which includes current debt as a component of capital) was 30.9% at September 30, 1995 and 22.4% at December 31, 1994.

  On August 31, 1995, EDS acquired A.T. Kearney, a Chicago-based international management consulting firm. At the acquisition date, EDS paid approximately $113 million in cash and $162 million in short and long-term notes to A.T. Kearney in connection with this acquisition. Additionally, the terms include a stock incentive provision of approximately 6.6 million shares of GM Class E common stock, which will vest over a long-term period for certain A.T. Kearney people joining the new entity. Prior to September 30, 1995, EDS retired $80.9 million of short-term notes related to the acquisition. The acquisition combined EDS' Management Consulting Services unit with A.T. Kearney to create a new EDS-owned subsidiary operating under the A.T. Kearney name.

  In May 1995, EDS issued $350 million of its 6.85% five-year notes and $300 million of its 7.125% ten-year notes in a private placement to investment banks for resale only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act). The proceeds of such offering are being used for general corporate purposes, including repayment of outstanding commercial paper borrowings and funding of acquisitions. Such notes were not and will not be registered under the Securities Act or any other applicable securities laws and may not be offered,

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

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

sold or otherwise transferred unless registered pursuant to, or exempt from registration under, the Securities Act and other applicable securities laws. Additionally, during the third quarter of 1995, EDS increased its borrowings of commercial paper by $301.1 million.

  On April 4, 1995, Standard & Poor's Corporation ("S&P") raised its commercial paper rating of EDS to A-1 from A-2, second highest within the four investment grade ratings available from S&P for commercial paper, indicating a strong degree of safety regarding timely payments. Additionally, on August 7, 1995, S&P placed the EDS rating on CreditWatch with positive implications following General Motors' announcement that it intends to split-off EDS. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

  Cash flows from operations increased $99.1 million during the third quarter of 1995 when compared to the third quarter of 1994. Cash used in investing activities during the third quarter of 1995 was $541.2 million compared with $318.0 million in the corresponding period of last year due to increased participation in business combinations, including the acquisition of A.T. Kearney. Net cash provided by financing activities was $259.3 million in the third quarter of 1995. During the same period in 1994, EDS used cash in financing activities of $84.8 million primarily for payments on notes payable and dividends.

  EDS continues to maintain a strong cash position, holding cash and cash equivalents of $580.8 million at September 30, 1995. For the nine months ended September 30, 1995, cash flows from operations were $656.4 million, down $137.3 million from the corresponding period in 1994 due primarily to changes in working capital items. Net cash used in investing activities increased $398.6 million, to $1,405.2 million during the nine months of 1995 from $1,006.6 million in the same period for 1994. This was primarily due to purchases of property and equipment, as well as increased participation in business combinations and other investments to support business growth. Net cash provided by financing activities increased $566.0 million to $723.8 million for the nine months of 1995 due to the issuance of long-term debt and notes payable. EDS paid cash dividends to GM totaling $188.3 million for the nine months of 1995, and $173.3 million for the same period in 1994.

  EDS expects that it will continue to use funds in the foreseeable future for capital expenditures, note repayments and working capital. Capital expenditures may consist of purchases of computer and telecommunications equipment, buildings and facilities, land, and software, as well as acquisitions. EDS' projected capital expenditures for 1995 will be approximately $1,200 to $1,500 million. However, actual capital expenditures are somewhat dependent on acquisition and joint venture alliances, as well as capital requirements for new business.

  The competitive environment and changing market forces are increasing the capital intensity of EDS' business. Increasing amounts of capital will be required by EDS in order to make investments in acquisitions, joint ventures and strategic alliances in other parts of the information industry and in new product development. In addition, information technology customer contracts frequently now require front-end investments in computers and telecommunications equipment, software, and other property, plant and equipment. For these reasons, EDS' ability to continue to access the capital markets on an efficient basis will become increasingly important to EDS' ability to compete effectively.




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

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

  On August 7, 1995, the Corporation announced that it intends to pursue a split-off of its wholly owned subsidiary, EDS, to its GM Class E stockholders in a tax-free exchange of stock.

  To achieve a split-off, GM would exchange EDS capital stock for outstanding GM Class E common stock. GM would not recognize a gain on the transaction.
As of September 30, 1995, there were 438.9 million shares of GM Class E common stock outstanding, and 44.8 million shares currently reserved for issuance upon conversion of Series C Preference Stock. The process of establishing definitive terms for a split-off transaction which will be fair to all holders of GM common stocks will, among other things, consider differences between the values of GM Class E and EDS common stocks in order to establish any adjustment deemed appropriate by the GM Board of Directors.

  A split-off would be subject to the appropriate stockholder approvals, and a favorable Internal Revenue Service ruling that the transaction would be tax-free. The specific terms of a transaction, which are yet to be developed, must also be approved by the GM Board of Directors. Subject to these and other approvals and conditions, GM and EDS expect that a split-off could occur in the first half of 1996. However, it should be noted that due to the numerous uncertainties involved in these matters, there can be no assurance that any split-off of EDS will be proposed or completed.

  A split-off would be proposed only in a manner that would not result in the recapitalization of GM Class E common stock into GM $1-2/3 par value common stock at a 120% exchange ratio, as currently provided for under certain circumstances in the GM Certificate of Incorporation.

  In the event of a split-off, GM and EDS would enter into a long-term agreement under which EDS would provide substantially the same information technology services for GM that it does today.

                                      * * * * *






























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